Exhibit 99.1

One of the fastest growing and innovative Pharma organizations in Latin America JP Morgan Healthcare Conference January 10, 2023 NASDAQ: PROC 1

DISCLAIMER 2 Projections This presentation was prepared for informational purposes only by Procaps Group, S . A . , a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”) and contains financial forecasts with respect to certain financial metrics of Procaps . The independent registered public accounting firm of Procaps has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . The financial forecasts and projections in this presentation were prepared by the management of Procaps, and these financial forecasts and projections should not be relied upon as being necessarily indicative of future results . Procaps does not undertake any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise . In this presentation, certain of the above - mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective forecasts are indicative of the future performance of Procaps or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . Forward Looking Statements This presentation includes “forward - looking statements . ” Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward - looking statements include projected financial information . Such forward - looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties . A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements . These factors include, but are not limited to : (1) whether the Company enters into a new definitive agreement with respect to an acquisition of, and if so, the inability to recognize the anticipated benefits of any such potential acquisition of AI Soar (Netherlands) BV (“Somar Holding”), Química y Farmacia S . A . de C . V . (“Quifa”), PDM Acondifarma S . A . de C . V . (“PDM”), Gelcaps Exportadora de México S . A . de C . V . (“Gelcaps”), and Grupo Farmacéutico Somar S . A . P . I . de C . V . (“Somar”, and together with Somar Holding, Quifa, PDM and Gelcaps, collectively, “Grupo Somar”) which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably, or of any merger or acquisition contemplated by the Company ; (2) the inability to successfully retain or recruits officers, key employees, or directors ; (3) effects on Procaps’ public securities’ liquidity and trading ; (4) the lack of a market for Procaps’ securities ; (5) changes in applicable laws or regulations ; (6) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors ; and (7) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps . Accordingly, forward - looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results . The forward - looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of any acquisitions contemplated or pursued by the Company, the impact of COVID - 19 on Procaps’ business, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20 - F filed with the SEC, as well as Procaps’ other filings with the SEC . Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements . We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . Accordingly, you should not put undue reliance on these statements . IFRS Financial Information The financial statement information and data for Procaps contained in this presentation have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board . Certain amounts included herein have been expressed in U . S . dollars for convenience and, when expressed in U . S . dollars in the future, such amounts may be different from those set forth herein . Use of Non - IFRS Financial Measures This presentation includes non - IFRS financial measures, including Adjusted EBITDA and EBITDA. Management believes that these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Procaps’ financial condition and results of operations. Procaps believes that the use of these non - IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends. Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Other companies may calculate non - IFRS measures differently, and therefore the non - IFRS measures of Procaps included in this presentation may not be directly comparable to similarly titled measures of other companies. Certain amounts included herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein. Industry Data, Trademarks and Trade names In this presentation, Procaps relies on and refers to information and statistics regarding the sectors in which Procaps competes and other industry data . Procaps obtained this information and statistics from third - party sources, including reports by market research firms . Procaps has not independently verified the accuracy or completeness of the data contained in these third - party sources and other publicly available information . Accordingly, neither Procaps nor its affiliates and advisors make any representations as to the accuracy or completeness of these data . Procaps has supplemented this information where necessary with information from Procaps’ own internal estimates, taking into account publicly available information about other industry participants and Procaps’ management’s best view as to information that is not publicly available . Procaps also owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply a relationship with Procaps, or an endorsement or sponsorship by or of Procaps . All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Procaps’ use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Procaps will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names . No offer or solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements

I. Procaps at a Glance II. Growth Strategy III. 2023 Plan AGENDA 3

Procaps at a Glance 45+ years of experience Leading organization with differentiated oral pharma solutions in Latin America ~420M+ total net revenues in LTM22, ~ 70% B2C and ~ 30% B2B Top 3 globally in terms of softgel production capacity Largest pharmaceutical integral CDMO in LatAm 6 plants in Colombia, Brazil and El Salvador and 2 new plants in the US We export to 50+ countries and are present in 13 countries in the Americas / 4

5 North America (ex. Mexico) Pharma market size: ~$515bn 2018 – 2022 CAGR 2 : 5% Population: ~371mm Latin America & Caribbean Pharma market size 1 : ~$58bn 2018 – 2022 CAGR: 8% Population: ~660mm Europe Pharma market size: ~$265bn 2018 – 2022 CAGR: 4% Population: ~748mm Africa / Asia / Australia (ex. Japan) Pharma market size: ~$272bn 2018 – 2022 CAGR: 6% Population: ~6bn Japan Pharma market size: ~$96bn 2018 – 2022 CAGR: (2%) Population: ~126mm Source: Procaps, IQVIA, AstraZeneca Annual Report Note: (1) Pharma market sales data as of 2018, World pharmaceutical market worth an estimated $1,063 billion; (2) Includes Mexico only for the CAGR calculation. What makes Procaps Unique Right place (“Our North is our South”)…

6 What makes Procaps Unique …right time 4% 55% 6% 10% 21% 63% 68% 63% 41% 31% 22% 16% 1975 2050E 2000 2025E 15 - 64 years 0 - 14 years 65+ years …LatAm’s aging population should increase boosting demand for pharma Procaps is the pure play in innovative oral pharma solutions for the B2C and B2B markets Source: Expansion of pharmaceutical markets IQVIA, published on PharmaBoardroom - https://pharmaboardroom.com/country - reports/infigures - latin - america - 2022/ ; IQVIA Institute 2021 Global Medicine Spending and Usage Trends, Outlook to 2025; 2021Fitch Pharmaceuticals & Healthcare Report 2020; PAHO – Advancing towards universal health in Latam - https://www.paho.org/en/stories/advancing - towards - universal - health - latin - america - and - caribbean - lessons - covid - 19 - pandemic#:~:text=In%202019%2C%2077%25%20of%20the,to%2077%20years%20in%202019 . Well positioned to capture the substantial market growth and to capitalize on the consolidation opportunities the region presents …health service coverage in Latin America is improving …and medical expenses are higher in older populations… 130 490 1,028 <25 years 45 - 54 years >75 years 65% 2000 2019 77% + 7.9 x

Innovative IP - protected oral delivery system technologies 7 Gelatin, coated tablets, easy to swallow and impossible to counterfeit Consumers’ preferred dosage form Versatile plant based softgel (big seller in USA, Europe and Middle East) Chewable soft capsules technology is a new solution for children and consumers who have difficulty swallowing Delivering easy nutrition with a variety of formulations in nutritional gummies The Smart Softgel for multi - dose therapies, multi - purpose products Innovative delivery mechanisms allow Procaps to transform Branded Generics into differentiated products, valued by both patients and physicians 27

I. Procaps at a Glance II. Growth Strategy III. 2023 Plan AGENDA 8

Long track record of successful investments in R&D, innovation and optimization Our Strategy Robust and relevant portfolio 1 Geo Expansion 2 Operational Excellence 3 Innovative Oral Delivery Technology 4 Growth and Synergies through M&A 5 9 Multiple Levers of Growth

1



Innovative Oral Delivery Technology

600+ products developed in softgels

150+ products launched per year

50+ first launch products annually worldwide

270+ skilled personnel in R&D and innovation

~50+ patents granted and ~40 pending

Relevant R&D Expenditure

~5% of Net Revenues invested annually in R&D

R&D Investment (%of Net Revenues)



12.2
13.9
9M21
9M22

Renewal Rate continues to grow as R&D investments are increasing

25% renewal rate goal

Product Renewal Ratio (%)



23.5%
24.1%
2021
9M22

10

11 2 Source: Expansion of pharmaceutical markets IQVIA, published on PharmaBoardroom - https://pharmaboardroom.com/country - reports/infigures - latin - america - 2022/ ; New approved registrations in 2022 excluding Colombia; Evolution of new registrations including Colombia; CDMO – PwC Report – Current trends and strategic options in the pharma CDMO market Pharma Market Expansion 2021 - 2025 Geo Expansion Global reach through Softgel iCDMO exporting to 50+ countries and regional internationalization 3% 4% 10% North America Europe Latin America ~3x higher 5% 5% 6% 6% 9% North Europe America Middle Latin East America Asia CDMO Market Expansion 2018 - 2025 Greater willingness to outsource among pharma companies: time to market, save costs, reduce complexity and reallocate internal resources. Guatemala New registrations: 24 El Salvador New registrations: 21 Ecuador New registrations: 25 Peru New registrations : 14 Bolivia New registrations: 14 Paraguay New registrations: 12 Panama New registrations: 15 Nicaragua New registrations: 5 Honduras New registrations: 26 Costa Rica New registrations: 6 Dominican Republic New registrations: 6 Sales Around the World Direct sales by Procaps Colombia Headquarters

12 Robust and relevant portfolio Source: The Cancer Atlas – The Burden, Regional Diversity – Latin America and the Caribbean Ranking Product Line Global Sales 2024E (USD bn) Pipeline 1 Oncology 223 x 2 Anti - diabetes 51 x 3 Anti - rheumatic 57 x 4 Vaccines 45 x 5 Anti - viral 40 x 6 Immunosuppressants 38 x 7 Bronchodilators 32 x 8 Dermatological 30 x 9 Sensory Organs 27 x 10 Anti - hypertensive 24 x Top Global Sales by Product Line Most Common Types of Cancer in LatAm in Procaps’ pipeline Robust Pipeline in Development 15% Breast x 9% Colon and Rectum x 9% Trachea, Bronchus and Lung x 5% Stomach x 4% Skin x Cancer incidence rate by type (%) (In Pipeline) 14% Prostate x 9% Colon and Rectum x 9% Trachea, Bronchus and Lung x 5% Stomach x 4% Skin x # Drugs Specialty 19 Farma 44 25 OTC 28 Diabetes 3 150+ products expected to be launched during 2023 in the region

4 Operational Excellence 13 Certified by several regulatory entities Colombia Bogota & Barranquilla El Salvador San Salvador 1 United States Florida 2 Brazil São Paulo 1 Solids, Liquids, Semi - solids, Betalactam Solids, Semi - solid - Betalactam 4 Soft Gelatin Capsules Soft gelatin capsules, pharmaceuticals Gummies, sterile liquids, glass vials Integrated R&D and manufacturing for complex soft gel caps New gummy manufacturing plant expected to double current capacity

5 Growth and synergies capture through M&A Procaps is consistenly looking for M&A opportunities in target countries if they fit certain conditions: • Added value drugs on their portfolio • Operate in strategic therapeutic areas • Complementary portfolio in the same segment or new relevant segments we want to pursue • Strategic fit with Procaps 14 Potential geographical focus: • Underpenetrated markets, potential targets for consolidation • Pharma targets in Latin America • CDMO targets in Brazil, US and Mexico

I. Procaps at a Glance II. Growth Strategy III. 2023 Plan AGENDA 15

16 Financial Performance 213 283 308 2020 9M22 2021 9M 4Q Net Revenues (USD million) Adjusted EBITDA (1) (USD million) Despite a challenging 2H22 and slowing results in 4Q22, mostly due to local currency devaluation, we have seen strong growth in local currencies (1) Adjusted EBITDA is a Non - IFRS figure. Please see the disclaimer on Page 2 and the reconciliation on page 22 for more information. 42 58 60 2020 9M22 2021 9M 4Q 85 100 332 410

17 Key Drivers of our 2023 Model New differentiated pharma solutions and expansion to high growth chronic disease therapeutic areas Continue rollout of existing portfolio in the region B2B growth: Leverage “in shoring” trends through our B2B expansion in the US with our 2 new plants Operating leverage and EBITDA margin expansion through manufacturing process and costs optimization Implementation of value creation initiatives expected to decrease expenses by ~$10 - 15M (1) (1) This estimate is based on Management's current projections. Please see the disclaimer on page 2 regarding projections for more information and the uncertainties involved in projections.

18 ESG at the core of our organization and sustainable growth strategy Environmental Green culture committed to environmental best practice to meet or exceed environmental regulations • Committed to resource efficiency • 54% of the total energy in Barranquilla is self generated • ~30% of total waste diverted from disposal Social Management and execution of sustainable projects and programs that contribute to social development in the Latam & Caribbean region • Access to medication • Procaps Foundation donated $290k+ and 15,600+ products in 2021, directly benefiting 36k+ people Governance Seasoned Management Team and Complete Corporate Governance Structure • Board with 7 members with 4 independent • Compliance and Committees structure

19 Demand achieved through our Rx and OTC brands New product launches and new high growth therapeutic areas Higher growth of CDMO services and products, focusing on highly regulated markets Inorganic growth $1B Net Revenues 26 - 27E $250M Adjusted EBITDA 26 - 27E Where Do We Expect to Be in 2026? We aim to become the leading regional consolidator with global reach This slide contains Management projections regarding future earnings. Please see the disclaimer on page 2 regarding projections for more information and the uncertainties involved in projections, and page 22 for more information. Continued rollout of our existing portfolio in new countries, across every SBU

Procaps is uniquely positioned to drive pan - regional consolidation in a high growth and fragmented pharma market 20

Thank you ir@procapsgroup.com Investor.procapsgroup.com NASDAQ: PROC 21

Appendix - Reconciliation of Adjusted EBITDA 3Q22 3Q21 Δ% Δ% Net Income 22.6 (110.8) n.a. 9M22 9M21 32.1 (128 .5) Financial expenses (22.7) 50.7 n.a. (18.5) Income tax 7.8 3.6 118.9% D&A 4.0 4.5 - 1 0.0% EBITDA 11.7 (52.2) Listing expense 1 - FX translation adjustments 2 Transaction expenses 3 Other expense s 4 Adjusted EB Adj 1 ) Listing expenses of $ 73 . 9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share - based payments 22 (2) Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of September 30, 2022 and 2021 (3) Transaction expenses primarily include (i) consulting and legal fees and expenses related to operations in the amount of $ 3 . 3 million (ii) consulting and legal fees and expenses related to acquisitions and other transactions in the amount of $ 2 . 3 million, (iii) incremental director & officer policy insurance costs incurred of $ 0 . 9 million in connection with the Business Combination . (4) Other expenses consist of business transformation initiatives implemented during the six months ended September 30, 2022. Procaps is not able to reconcile its forward - looking non - IFRS estimates of Adjusted EBITDA without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, which could have a material impact on its future IFRS financial results.